SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2024

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

GRGS Av. Graça Aranha, nº 26, 4th floor. 20030-900 Rio de Janeiro - RJ RCA 1017, of 05.23.2024 DEL-94 of 05.23.2024

CERTIFICATE

MINUTES OF THE THOUSAND SEVENTEENTH MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE 3330034676-7/CNPJ n.º 00001180/0001-26

It is hereby certified, for the purposes of due purposes, that the 1017th meeting of the Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras ("Company" or "Eletrobras") was held on 05.23.2024, at 9:00 a.m. at the central office of Eletrobras, located at Avenida Graça Aranha, nº 26, 3rd floor, Centro, Rio de Janeiro – RJ, as called by the Chairman of the Board of Directors, pursuant to article 25, paragraph 4, of the Company's Bylaws. The meeting adjourned at 4:00 p.m. on the same day. Board Member VICENTE FALCONI CAMPOS (VFC) took over the chairmanship. Board Members ANA SILVIA CORSO MATTE (ASM), DANIEL ALVES FERREIRA (DAF), FELIPE VILLELA DIAS (FVD), IVAN DE SOUZA MONTEIRO (ISM), MARCELO DE SIQUEIRA FREITAS (MSF), MARCELO GASPARINO DA SILVA (MGS), MARISETE FÁTIMA DADALD PEREIRA (MFP) and PEDRO BATISTA DE LIMA FILHO (PBL) participated in person. There was no record of absence. The meeting was attended by the Vice President of Governance, Risks, Compliance and Sustainability CAMILA GUALDA SAMPAIO ARAUJO (CSA), the Secretary of Governance FERNANDO KHOURY FRANCISCO JUNIOR (FKJ) and the Governance Officer BRUNO KLAPPER LOPES (BKL). INSTRUCTION: The support material was made available to the Directors through the Governance Portal. QUORUMS OF INSTALLATION AND DELIBERATION: As prescribed in article 25, caput, of the Bylaws of Eletrobras, the deliberations of this conclave must take place in the presence of the majority of its members, and its deliberations must be taken, as a general rule, by the majority of those present, except in cases of qualified quorum portrayed in article 26 of the Bylaws. The meeting was set up with the presence of nine members, in observance of the minimum quorum of five members, and with a minimum quorum for deliberations of five members, except in cases where there is an explicit record of a change in the quorum of those present at the time of the deliberation. The prior declaration of a conflict of interest by the Board Member and/or his/her momentary absence from the conclave entails its subtraction for the purposes of calculating the respective minimum quorum for deliberation.

DEL 094 of 05.23.2023. Review of the structure and composition of the advisory committees of the Board of Directors and creation of the Sustainability Committee. The Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, in the exercise of its powers, embodied in the rapporteur's statement, and based on the opinion issued by the People Committee at its meeting held on 05.22.2024, DELIBERATED:

1.	Create the Sustainability Committee – COSU, on a permanent basis and:
a)	Reassign to COSU all attributions related to the theme of sustainability, currently provided for in the scope of action of the Strategy, Governance and Sustainability Committee – CEGS;
b)	Appoint the following board members to form the COSU:
Board Member	Quality
MARCELO GASPARINO DA SILVA	Coordinator
ANA SILVIA CORSO MATTE	GRGS
FELIPE VILLELA DIAS	Member

c)	To determine the Vice Presidency of Governance, Risks, Compliance and Sustainability (VGR) to prepare a proposal for the elaboration of the internal regulations and statutory reform in due course so that COSU becomes statutory, incorporating the attributions mentioned in item 1.a.

GRGS Av. Graça Aranha, nº 26, 4th floor. 20030-900 Rio de Janeiro - RJ RCA 1017, of 05.23.2024 DEL-94 of 05.23.2024

2.	Regarding the People Committee – CPES:
a)	Reassign to the CPES all the attributions related to the governance theme, currently provided for in the scope of action of the Strategy, Governance and Sustainability Committee – CEGS;
b)	Re-ratify the following composition of members for the CPES:
Counsellor	Management term	Quality
PEDRO BATISTA DE LIMA FILHO (Elected on 08.05.2022 by DEL-121/2022)	Untill OGM of 2025 (linked to the term of management in the CA)	Coordinator
VICENTE FALCONI CAMPOS (Elected on 08.05.2022 by DEL-121/2022)	Untill OGM of 2025 (linked to the term of management in the CA)	Vice-Coordinatior
ANA SILVIA CORSO MATTE (Elected on 08.05.2022 by DEL-121/2022)	08.05.2022 a 08.05.2024	Member
FELIPE VILLELA DIAS (Elected on 08.05.2022 by DEL-121/2022)	Untill OGM of 2025 (linked to the term of management in the CA)	Member
c)	To order the Vice Presidency of Governance, Risks, Compliance and Sustainability (VGR) to prepare a proposal for the revision of the internal regulations and the amendment of the bylaws in order to relocate the attributions mentioned in item 2.a and the revision of related nomenclatures.

3.	Regarding the Strategy, Governance and Sustainability Committee – CEGS:
a)	Re-ratify the following composition of members for the CEGS:
Member	Management term	Quality
MARISETE FATIMA DADALD PEREITA (Elected on 08.05.2022 by DEL-121/2022)	Untill OGM of 2025 (linked to the term of management in the CA)	Coordinator
FELIPE VILLELA DIAS (Elected on 05.23.2024 by DEL-094/2024)	Untill OGM of 2025 (linked to the term of management in the CA)	Vice-Coordinatior
VICENTE FALCONI CAMPOS (Elected on 08.05.2022 by DEL-121/2022)	Untill OGM of 2025 (linked to the term of management in the CA)	Member
PEDRO BATISTA DE LIMA FILHO (Elected on 08.05.2022 by DEL-121/2022)	Untill OGM of 2025 (linked to the term of management in the CA)	Member

4.	Regarding the Audit and Risk Committee – CAE:
a)	Re-ratify the following composition of members for the CAE:

GRGS Av. Graça Aranha, nº 26, 4th floor. 20030-900 Rio de Janeiro - RJ RCA 1017, of 05.23.2024 DEL-94 of 05.23.2024

Composition	Management term	Quality
LUIZ CARLOS NANNINI (Elected on 05.08.2024 by DEL-074/2024)	05.11.2024 to 05.11.2026 (3rd mandate) • 1st mandate: 05.11.2020 to 05.11.2022 • 2nd mandate: 05.11.2022 a 05.11.2024	Coordinator and extern member • Specialist in corporate accounting and financial expert
DANIEL ALVES FERREIRA (Elected on 04.28.2023 by DEL-061/2023)	06.01.2023 to 06.01.2025 (3rd mandate) • 1st mandate: 06.01.2019 to 06.01.2021 • 2nd mandate: 06.01.2021 a 06.01.2023	Vice-Coordinator and Board Member
LUIS HENRIQUE BASSI ALMEIDA (Elected on 01.27.2023 by DEL-005/2023)	02.22.2023 to 02.22.2025 (3rd mandate) • 1st mandate: 02.22.2019 to 05.22.2021 • 2nd mandate: 02.22.2021 to 02.22.2023	Extern member

5.	Regarding the Committee for Support to Legal Affairs – CAAJ:
a)	Re-ratify the following composition of members for the CAAJ:

Board Member	Quality
DANIEL ALVES FERREIRA	Coordinator
PEDRO BATISTA DE LIMA FILHO	Member and Vice-Coordinator
MARCELO DE SIQUEIRA FREITAS	Member
MARCELO GASPARINO SILVA	Member

b)	To designate the Legal Director JOSÉ EDUARDO GUIMARÃES BARROS as a permanent guest of the CAAJ meetings.

GRGS Av. Graça Aranha, nº 26, 4th floor. 20030-900 Rio de Janeiro - RJ RCA 1017, of 05.23.2024 DEL-94 of 05.23.2024

6.	To determine that this Resolution shall take effect as of 06.01.2024, including the aforementioned reallocation of attributions between committees, without prejudice to subsequent statutory and regimental adjustments.
7.	To determine that the Vice Presidency of Governance, Risks, Compliance and Sustainability – VGR, through Corporate Governance – GRGG, the Secretariat of Governance – GRGS and Strategic Governance – GRGGE, the Vice-Presidency of People, Management and Culture – VGC, the Communication Department – DCO and the Investor Relations Department – FRR, each within its scope of action, adopt the necessary measures to comply with this Resolution.

➢	Quorum for approval: Unanimous.

Closing and drafting of the minutes certificate: It is hereby recorded that the material pertinent to the items deliberated at this Board of Directors Meeting is on file at the Company's headquarters. As there is nothing more to discuss about DEL-094/2024, the President VFC closed the related work and ordered the Secretary of Governance to draw up this Certificate which, after being read and approved, will be signed by the same Secretary. The other resolutions held at this meeting were omitted from this certificate, as they related to interests merely internal to the Company, a legitimate precaution, supported by the duty of confidentiality of the Management, according to the "caput" of article 155 of the Brazilian Corporation Law, and are therefore outside the scope of the rule contained in paragraph 1 of article 142 of the aforementioned Law. Present: Chairman VICENTE FALCONI CAMPOS. Board members ANA SILVIA CORSO MATTE, DANIEL ALVES FERREIRA, FELIPE VILLELA DIAS, IVAN DE SOUZA MONTEIRO, MARCELO DE SIQUEIRA FREITAS, MARCELO GASPARINO DA SILVA, MARISETE FÁTIMA DADALD PEREIRA, PEDRO BATISTA DE LIMA FILHO; Governance Officer: BRUNO KLAPPER LOPES; Secretary of Governance: FERNANDO KHOURY FRANCISCO JUNIOR. This certificate is drawn up and signed by me, FERNANDO KHOURY FRANCISCO JUNIOR, Secretary of Governance of Eletrobras.

Rio de Janeiro, May 27, 2024.

FERNANDO KHOURY FRANCISCO JUNIOR

Secretary of Governance

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 4, 2024

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.